Mid-Cap Core Fund:

77H(a) - VP Distributors, Inc. (the "Distributor") acquired control on June 22, 2009, the date of inception of the fund, by providing seed capital. As of the end of the period, the Distributor owned approximately 93% of the shares (as measured in assets).